Exhibit 1

Community Trust Bancorp, Inc.
346 North Mayo Trail
P.O. Box 2947
Pikeville, Kentucky 41502

NEWS RELEASE

FOR IMMEDIATE RELEASE
December 16, 2004

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT & CEO, COMMUNITY TRUST BANCORP, INC., AT (606) 437-3294.

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to announce the addition of former Kentucky Governor Paul E. Patton to its Board of Directors. Governor Patton has served as chairman of the National Governor's Association, the Southern Governor's Association, the Democrat Governor’s Association, the Education Commission of the States, and as the state's co chair of the Appalachian Regional Commission. Governor Patton is currently a member of the Board of Trustees of Pikeville College. He is a native of Fallsburg near Louisa in Lawrence County, Kentucky. Governor Patton graduated from the University of Kentucky with a Bachelor of Science degree in mechanical engineering. After graduation, he went to work in a Floyd County coal mine and later formed his own company which he built into a successful economic venture. Governor Patton began his role in public service in 1979 as Deputy State Transportation Secretary and also served as the chairman of the Kentucky Democratic Party. He first ran for public office in 1982 when he was elected Pike County Judge-Executive. In 1991, he was elected Lt. Governor and was the first to also be appointed as a cabinet secretary when he was appointed to head the Economic Development Cabinet. In that role he was instrumental in writing a jobs program responsible for attracting new industry to the state and allowing existing industry to expand. Governor Patton also served on the Prichard Committee for Academic Excellence and the Task Force on Workplace Literacy. In 1995, he was elected as Kentucky's 59th governor. After serving eight years as Governor, he is now retired from public office and volunteers his time as a fund-raiser at Pikeville College.

 "We are very pleased to have Governor Patton join our board of directors. He brings with him a level of experience and knowledge that makes him a valuable addition to our board," said Jean R. Hale, Vice Chairman, President and CEO.

Community Trust Bancorp, Inc., with assets of $2.7 billion, is headquartered in Pikeville, Kentucky and has 71 banking locations across eastern, central, south central, and northeast Kentucky and 5 banking locations in southern West Virginia.